Exhibit 99.1

ABCAM PLC

Final results for the year ended 31 December 2022

15% Reported Revenue Growth & 8% Constant Exchange Rate Revenue Growth: Demand for Abcam In-house Products Continues

20 March 2023, Cambridge, UK – Abcam plc (Nasdaq: ABCM) (‘Abcam’, the ‘Group’ or the ‘Company’), a global leader in the supply of life science research tools, today announces its results for the year ended 31 December 2022 (the ‘period’).

SUMMARY PERFORMANCE

	Year-End 31 December
	2022 £m	2021 £m
Revenue	361.7	315.4
Gross profit margin, %	74.8%	71.2%
Adjusted gross profit margin, %	75.5%	72.2%
Operating profit margin, %	(2.8%)	2.3%
Adjusted operating profit margin, %	21.1%	19.2%
Diluted (loss) / earnings per share (‘EPS’) (£)	(0.037)	0.019
Adjusted diluted earnings per share (‘EPS’) (£)	0.249	0.206
Return on Capital Employed (‘ROCE’), %	8.9%	7.6%

FULL YEAR FINANCIAL HIGHLIGHTS1

•	Reported revenue growth of 15%; constant exchange rate (‘CER’) revenue growth of 8%

•	In-house revenues, including BioVision and Custom, Products & Licensing, recorded 26% reported revenue growth and 18% CER revenue growth

•

Reported gross profit margin of 74.8%: Adjusted gross profit margin of 75.5%, an increase of 330 basis points from 72.2%, driven by the contribution of in-house revenues, including BioVision and Custom, Products & Licensing

•

Operating loss of £10.1 million impacted by £18.3 million impairment charge on asset held for sale; adjusted operating profit increased 26% to £76.3m, resulting in a 190 basis points increase of adjusted operating profit margin to 21.1%

•	Diluted loss per share of (£0.037) impacted by impairment charge on asset held for sale; adjusted diluted earnings per share increased 21% to £0.249

•	Return on capital employed increased to 8.9%, a 130-basis point improvement, favourably impacted by efficient capital utilization and higher adjusted operating profits

BUSINESS HIGHLIGHTS

•	In-house revenues, including BioVision and Custom, Products & Licensing, represent 67% of total sales, an increase of 600 basis points

•	Academic & Biopharmaceutical customers experienced double-digit percent reported revenue growth, Academic grew mid-single digits and Biopharmaceutical grew double-digit percent on a CER basis

•

Partnering with biopharma, diagnostic and multiplex platform partners continued to generate current and future sources of growth with the number of commercialized antibodies with these partners rising to a total of more than 2,100

[1]

These results include discussion of alternative performance measures which include revenues calculated at Constant Exchange Rates (CER) and adjusted financial measures. CER results are calculated by applying prior period’s actual exchange rates to this period’s results. Adjusted financial measures are reconciled to the most directly comparable measure prepared in accordance with IFRS in note 3 to the financial statements.

•	To support future growth, we’ve implemented an Oracle Cloud ERP system, and expanded sites in Waltham, Singapore, and Amsterdam

•	Expanded Life Science Industry experience within the Board of Directors with the appointment of Luba Greenwood, as Non-Executive Director

•	Cancellation of admission to trading on AIM completed and sole Nasdaq listing as of 14 December 2022

FY23 OUTLOOK

The Company anticipates reported revenues of approximately £420 million to £440 million, representing 15% to 20% constant exchange rate revenue growth, combined with lower operating expense growth, resulting in adjusted operating profit margin expansion.

FY2024 GOAL

The Company is reiterating its 2024 revenue goals of £450m-£525m with adjusted operating profit margins of greater than 30%.

Commenting on the performance, Alan Hirzel, Abcam’s Chief Executive Officer, said:

“Our team is dedicated to supporting life science discovery, and the translation of discovery to social impact. In the last ten years, our business has grown revenue at double digit rates because of the trust the market has in our team, our innovation, and our brand. As we look ahead, we can be confident that we have and continue to build a sustainable and profitable growth company. I am grateful to everyone at Abcam for their ongoing efforts through this exciting period. I also thank our customers and partners bringing Abcam into their labs and giving us all the opportunity to demonstrate our company’s role in making progress happen together.”

Analyst and investor meeting and webcast:

Abcam will host a conference call and webcast for analysts and investors today at 12:00 GMT/ 08:00 EDT. For details, and to register, please visit corporate.abcam.com/investors/reports-presentations

A recording of the webcast will be made available on Abcam’s website, corporate.abcam.com/investors

The information communicated in this announcement contains inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) No. 596/2014.

For further information please contact:

Abcam	+ 44 (0) 1223 696 000
Alan Hirzel, Chief Executive Officer Michael Baldock, Chief Financial Officer Tommy Thomas, Vice President, Investor Relations

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays, and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately one million life science researchers’ uses Abcam’s antibodies, reagents, biomarkers, and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent program of customer reviews and datasheets, combined with industry-leading validation initiatives, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s American Depositary Shares (ADSs) trade on the Nasdaq Global Select Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. They are not historical facts, nor are they guarantees of future performance. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, and our future results of operations and financial position such as our outlook for FY2023 and performance goals for FY2024 are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: challenges in implementing our strategies for revenue growth in light of competitive challenges; the development of new products or the enhancement of existing products, and the need to adapt to significant technological changes or respond to the introduction of new products by competitors to remain competitive; our customers discontinuing or spending less on research, development, production or other scientific endeavors; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; the ongoing COVID 19 pandemic, including variants, continues to affect our business, including impacts on our operations and supply chains; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; our products failing to satisfy applicable quality criteria, specifications and performance standards; failing to maintain and enhance our brand and reputation; ability to react to unfavorable geopolitical or economic changes that affect life science funding; failing to deliver on transformational growth projects; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and as a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and Nasdaq corporate governance rules and are permitted to file less information with the SEC than U.S. companies, which may limit the information available to holders of our American Depositary Shares (“ADS”); and the other important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F for the year ended December 31, 2022 (“Annual Report”) with the U.S. Securities and Exchange Commission (“SEC”) on March 20, 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Use of Non-IFRS Financial Measures

To supplement our audited financial results prepared in accordance with International Financial Reporting Standards (“IFRS”) we present Adjusted Operating Profit, Adjusted Operating Profit Margin, Return on Capital Employed (“ROCE”), Adjusted Diluted Earnings per Share, Total Constant Exchange Rate Revenue (“CER revenue”), Adjusted Selling, General and Administrative expenses, Adjusted Research & Development expenses, and Free Cash Flow, which are financial measures not prepared in accordance with IFRS (“non-IFRS financial measures”). We believe that the presentation of these non-IFRS financial measures provide useful information about our operating results and enhances the overall understanding of our past financial performance and future prospects, allowing for greater transparency with respect to key measures used by management in its financial and operational decision making. These non-IFRS financial measures are supplemental in nature as they include and/or exclude certain items not included and/or excluded in the most directly comparable IFRS financial measures and should not be considered in isolation, or as a substitute for, financial measures prepared in accordance with IFRS. Further, other companies may calculate these non-IFRS financial measures differently than we do, which may limit the usefulness of those measures for comparative purposes.

Management believes that the presentation of (a) Adjusted Operating Profit, Adjusted Operating Profit Margin, ROCE, and Adjusted Diluted Earnings per Share, provide useful information to investors and others as management regularly reviews these measures as important indicators of our operating performance and makes decisions based on them, (b) CER revenue provides useful information to investors and others as management regularly reviews this measure to identify period-on-period or year-on-year performance of the business and makes decisions based on it, and (c) Adjusted Selling, General and Administrative expenses and Adjusted Research & Development expenses provide useful information to investors and others as management regularly reviews these measures to identify period-on-period or year-on-year performance of the business and makes decisions based on it, and (d) Free Cash Flow provides useful information to investors and others because management regularly reviews this measure as an important indicator of how much cash is generated by business operations, excluding capital related items, and provides an indication of the amount of cash available for discretionary investing or financing after removing capital related items, and makes decisions based on it. Please see “Non-IFRS Financial Measures” for a reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures.

We define:

•

Adjusted Operating Profit as profit for the period / year before taking account of finance income, finance costs, tax, exceptional items, share-based payments, and amortization of acquisition intangibles. Exceptional items consist of certain cash and non-cash items that we believe are not reflective of the normal course of our business; and we identify and determine items to be exceptional based on their nature and incidence or by or by their significance (“exceptional items”). As a result, the composition of exceptional items may vary from period to period / year to year.

•	Adjusted Operating Profit Margin as adjusted operating profit calculated as a percentage of revenue.

•	ROCE as Adjusted Operating Profit divided by capital employed, defined as total assets less current liabilities.

•

Adjusted Diluted Earnings per Share as Adjusted Profit for the year divided by the weighted average number of ordinary shares for the purposes of diluted earnings per share. Adjusted Profit for the year used in this calculation is defined as profit for the year plus adjusting items (impairment of intangible assets, system and process improvement costs, acquisition costs, integration and reorganization costs, net of tax effects). Adjusted Diluted Earnings per Share is calculated with an adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares.

•

Adjusted Selling, General and Administrative expenses as reported selling, general and administrative expenses for the year before taking account of exceptional items, share-based payments, and amortization of acquisition intangibles.

•

Adjusted Research & Development expenses as reported research and development expenses for the year before taking account of exceptional items, share-based payments, and amortization of acquisition intangibles.

•	CER as our total revenue growth from one fiscal period / year to the next on a constant exchange rate basis.

•

Free Cash Flow as net cash inflow from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure and the principal and interest elements of lease obligations.

Management is unable to present quantitative reconciliations of Adjusted Operating Profit, Adjusted Operating Profit Margin, and CER revenue to their respective most directly comparable IFRS financial measures of Operating Profit, Operating Profit Margin and Reported Revenue on a forward-looking basis, because items that impact these IFRS financial measures are not within our control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Year-end management report

Introduction

We are pleased with the continued progress of our business over the last 12 months and the way our people have responded to the evolving impact of COVID-19. Indeed, the challenges presented since the pandemic began over three years ago have served to highlight the resilience of both our employees and our business, as well as the role Abcam and its customers have in advancing critical life science research. We are convinced more than ever that by continuing to develop our technologies, people, and capabilities, and focusing on customer needs, we can extend our market leadership, sustain durable growth, and become an increasingly influential partner within our industry.

Demand for our products, and particularly Abcam’s in-house developed products, continued to increase as customers continued to focus on their research, enabling greater productivity. Whilst the global pandemic once again impacted revenues – we estimate that overall lab activity is now approaching pre-COVID levels in the Americas and EMEA, our largest geographical markets representing nearly 70% of total sales.

In the year ended 31 December 2022, demand for our products continued but revenue growth was interrupted by the implementation of an Oracle Cloud ERP system and COVID-19 headwinds in China. The combination of these factors impacted revenues by approximately £30 million on a reported basis resulting in total revenues increasing 8% CER (15% reported) to £361.7 million. On a reported basis, we incurred a net loss of £8.5 million impacted by £18.3 million impairment charge on an asset held for sale; and diluted EPS declined to -£3.7p. On an adjusted basis, adjusted operating profit increased 26%, to £76.3 million (2021: £60.4m), and adjusted diluted EPS increased 21% to 24.9p (2021: 20.6p).

Despite the recent disruptions, the opportunities for growth in our markets remain, and we are committed to our customers and their long-term success thereby driving our future growth. As we near completion of our five-year strategic plan, we thank our approximately 1,800 employees for their ongoing commitment in the delivery of our plans – they are fundamental to the Group’s future success.

We continue to have a strong balance sheet (net debt of £30.6 million), and we are focused on investments in attractive organic and inorganic growth opportunities, as they arise.

Looking forward, with our expanding capabilities, financial position and market opportunities for growth, the Group is well-placed to sustain long-term value creation.

Financial review

	Year ended 31 December
	Reported revenues		Change in reported revenues %	CER growth %
	2022 £m	2021 £m
Catalogue revenue – regional split
Americas	147.2	114.8	28%	16%
EMEA	87.1	82.3	6%	6%
China	60.3	57.2	5%	(2%)
Japan	17.4	18.7	(7%)	0%
Rest of Asia Pacific	27.8	23.4	19%	9%

Catalogue revenue	339.8	296.4	15%	8%

CP&L revenue[1]	21.9	19.0	15%	5%

Total reported revenue	361.7	315.4	15%	8%

Total revenue – product type
In-house	243.9	193.1	26%	18%
Third party	117.8	122.3	(4%)	(9%)

Total reported revenue	361.7	315.4	15%	8%

REVENUE

We recorded revenue of £361.7 million for the year ended 31 December 2022 (2021: £315.4 m). Revenue grew 8% on a CER basis and reported revenues grew by 15%. During the year, two factors impacted revenue growth. First, the implementation of the new Oracle Cloud ERP system disrupted revenues in September and October. Second, China revenues were impacted by COVID-19 controls and outbreaks. Based on the differences between forecasts and actual results, we estimate the aggregate impact to sales was approximately £30m. We estimate this headwind negatively impacted revenue growth by approximately 10% on a reported and 9% on our CER growth rates.”

Catalogue revenues: £339.8 million (2021: £296.4m), grew approximately 8% CER and 15% on a reported basis, including BioVision.

Catalogue revenue growth by region is as follows:

•	Americas +16% CER / +28% Reported

•

Excluding Distributors, Americas sales were driven by high-teens digit CER in Biopharma, and high-single digit CER in Academia. Excluding the estimated headwinds on revenues in 2022, Americas grew over 20% CER.

•	EMEA +6% CER / +6% Reported

•

Excluding Distributors, EMEA sales were driven by high-teens digit CER in Biopharma, and low-single digit CER growth in Academia. Excluding the estimated headwinds on revenues in 2022, EMEA grew low teens CER.

•	China (-2%) CER / +5% Reported

•	Excluding the estimated headwinds on revenues in 2022, China grew mid-teens digit CER.

•	Rest of Asia Pacific including Japan +5% CER / +7% Reported

•	Excluding Japan which experienced flat growth (on a CER basis), rest of Asia-Pacific grew high-single digit CER

From a served end markets basis, total catalogue sales are as follows:

•	Academia +4% CER / +11% Reported

•	Biopharma +10% CER / +18% Reported

•	Distributors +12% CER / +18% Reported

Custom, Products & Licenses revenues: £21.9 million (2021: £19.0m), grew approximately 5% CER and 15% on a reported basis:

GROSS MARGIN

Reported gross profit margin of 74.8%. Adjusted gross margin increased by 330 basis points, to 75.5%, in the year ended 31 December 2022, reflecting both a favourable movement in product mix towards high margin in-house products, and the positive impact of the BioVision acquisition.

OPERATING COSTS

	Year ended 31 December
	Reported		Adjusted
	2022 £m	2021 £m	2022 £m	2021 £m
Selling, general & administrative expenses (‘SG&A’)	224.5	189.7	176.3	150.6
Research & development expenses (‘R&D’)	56.1	27.8	20.6	16.7

Total operating costs and expenses	280.6	217.5	196.9	167.3

Selling, general and administrative expenses

Reported selling, general and administrative expenses of £224.5 million. Adjusted selling, general and administrative expenses increased by £25.7 million, to £176.3 million for the year ended 31 December 2022 compared to £150.6 million for the year ended 31 December 2021. The overall increase was due to an increase in salaries, IT systems and licenses, higher travel costs off a lower prior period, increased headcount for in-house teams and the inclusion of BioVision.

Research and development expenses

Reported research and development expenses of £56.1 million. Adjusted research and development expenses increased by £3.9 million, to £20.6 million, for the year ended 31 December 2022 compared to £16.7 million for the year ended 31 December 2021. The overall increase was due to increases in salary, and related costs in connection with the BioVision acquisition.

On a reported basis, total reported costs were £280.6 million (2021 £217.5m) reflect the adjusting items noted below.

ADJUSTING ITEMS

Total reported expenses include the following adjusting items:

•	£6.6 million relating to the Oracle Cloud ERP project (2021: £7.0m)

•	£15.7 million from acquisition, integration, and reorganisation charges (2021: £13.0m)

•	£16.9 million relating to the amortisation of acquired intangibles (2021: £9.1m)

•	£18.3 million related to impairment charge for asset held for sale (2021: £nil)

•	£26.2 million in charges for share-based payments (2021: £20.0m)

•	£2.7 million relation to the amortization of fair value adjustments (2021: £3.1m)

NET PROFIT

Adjusted net profit was £57.7 million (2021: £47.2m) driven by revenue growth, favourable product mix enabling gross margin expansion offsetting operational and innovation investments in the business. Reported net loss was £8.5 million (2021: £4.4m Net Profit).

CASH

As of 31 December 2022, we had cash and cash equivalents of £89.0 million with drawings of £119.6 million as at the year ended 31 December 2022 resulting in a net debt position of £30.6 million. We assess our liquidity, in part, through an analysis of our working capital together with our other sources of liquidity. As of 31 December 2022, our working capital balance, which is comprised of inventories, trade and other receivables and trade and other payables, was £84.2 million, an increase of £34.5 million from £49.7 million for the year ended 31 December 2021. The increase in working capital during the year ended 31 December 2022, was impacted by: (i) the implementation of the new Oracle Cloud ERP system that disrupted revenues in the second half of the year ended 31 December 2022 (predominantly September and October), and (ii) the impact the COVID-19 pandemic in China, and the related preventative and precautionary measures, had on our business. Specifically, the increases in inventory and accounts receivables were driven by our inability to ship and invoice product sales and collect cash on a timely basis.

LOOKING AHEAD

We continue to experience good order demand across the business as market activity has largely resumed in most major geographies. Investments we have made, and that we continue to make, are enabling the business to sustain growth and we remain committed to generating revenue of £450 million – £525 million for the year ending 31 December 2024 (calculated at the average exchange rates for the 12 months ended June 2021).

In the more immediate term, uncertainty in China arising from COVID-19 remains, yet research and commercial laboratory activity and demand have continued to recover and trading performance year to date is in line with the Board’s expectations for January and February 2023.

The business’ cash generation and financial position continue to provide a foundation from which to pursue opportunities, including innovation, acquisitions and partnerships. We will continue to invest in our business to enable Abcam to provide innovative, trusted, and improved solutions for our customers. While the rate of investment is expected to moderate from recent levels as we pass the peak for this 2019-2024 strategy implementation, we have a continuing appetite to invest in growing Abcam sustainably for the long term.

Supported by a clear purpose and strategy, and thanks to the efforts of all our employees and partners, we believe that Abcam is well positioned to continue delivering long-term value for our shareholders.

Alan Hirzel

Chief Executive Officer

Michael S Baldock

Chief Financial Officer

20 March 2023

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, and our future results of operations and financial position such as our guidance for FY2023 and performance goals for FY2024 are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: potential changes from unaudited management accounts, which are provisional and subject to review, to our audited financial statements; regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, and could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new or enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of such businesses or assets; risks that our customers discontinue or spend less on research, development, production or other scientific endeavors with us; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; failing to successfully increase access to the U.S. capital markets, which we anticipated would provide greater liquidity potential than AIM; any significant interruptions in our operations; risks that our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and risks that we are unable to attract and retain these highly skilled employees; and the other important factors discussed under the caption “Risk Factors” in Abcam’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on 20 March 2023, which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s subsequent filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated income statement

For the year ended 31 December 2022

		Year ended 31 December 2022				Year ended 31 December 2021
	Note	Adjusted £m	Adjusting items £m	Total £m		Adjusted £m	Adjusting items £m	Total £m
Revenue	2	361.7	—	361.7		315.4	—	315.4
Cost of sales		(88.5)	(2.7)	(91.2)		(87.7)	(3.1)	(90.8)

Gross profit		273.2	(2.7)	270.5		227.7	(3.1)	224.6
Selling, general and administrative expenses		(176.3)	(48.2)	(224.5)		(150.6)	(39.1)	(189.7)
Research and development expenses		(20.6)	(35.5)	(56.1)		(16.7)	(11.1)	(27.8)

Operating profit / (loss)		76.3	(86.4)	(10.1)		60.4	(53.3)	7.1
Finance income		0.4	—	0.4		0.3	—	0.3
Finance costs		(5.9)	—	(5.9)		(2.7)	—	(2.7)

Profit / (loss) before tax		70.8	(86.4)	(15.6)		58.0	(53.3)	4.7
Tax	5	(13.1)	20.2	7.1		(10.8)	10.5	(0.3)

Profit / (loss) for the period / year attributable to equity shareholders of the parent		57.7	(66.2)	(8.5)		47.2	(42.8)	4.4

Earnings per share
Basic	6	25.2p		(3.7	)p	20.8p		1.9p
Diluted	6	24.9p		(3.7	)p	20.6p		1.9p

Adjusted figures exclude impairment of intangible assets and assets held for sale, systems and process improvement costs, acquisition costs, amortisation of fair value adjustments, integration and reorganisation costs, amortisation of acquisition intangibles, share-based payment charges and the tax effect of adjusting items. Such excluded items are described as ‘adjusting items’. Further information on these items is shown in note 3.

Consolidated statement of comprehensive income

For the year ended 31 December 2022

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m
(Loss) / profit for the year attributable to equity shareholders of the parent	(8.5)	4.4

Items that may be reclassified to the income statement in subsequent years
Movement on cash flow hedges	(0.4)	(0.1)
Exchange differences on translation of foreign operations	58.6	5.7
Tax relating to components of other comprehensive income / (expense)	(1.3)	0.1
Items that will not be reclassified to the income statement in subsequent years
Movement in fair value of investments	(0.4)	(0.1)
Tax relating to components of other comprehensive expense	—	0.4

Other comprehensive income for the year	56.5	6.0

Total comprehensive income for the year	48.0	10.4

Consolidated balance sheet

As at 31 December 2022

	As at 31 December 2022 £m	As at 31 December 2021* £m
Non-current assets
Goodwill	398.3	363.5
Intangible assets	227.9	234.2
Property, plant and equipment	80.5	73.5
Right-of-use assets	79.2	88.2
Investments	3.2	3.5
Deferred tax asset	12.1	13.2

	801.2	776.1

Current assets
Inventories	68.0	58.2
Trade and other receivables	84.0	60.5
Current tax receivable	13.9	10.5
Derivative financial instruments	0.5	0.5
Cash and cash equivalents	89.0	95.1

	255.4	224.8

Total assets	1,056.6	1,000.9

Current liabilities
Trade and other payables	(67.8)	(69.0)
Derivative financial instruments	(0.8)	(0.2)
Lease liabilities	(8.5)	(9.2)
Borrowings	(119.6)	(119.2)
Current tax liabilities	(5.1)	(4.4)

	(201.8)	(202.0)

Net current assets	53.6	22.8

Non-current liabilities
Deferred tax liability	(32.1)	(41.5)
Lease liabilities	(95.8)	(101.3)

	(127.9)	(142.8)

Total liabilities	(329.7)	(344.8)

Net assets	726.9	656.1

Equity
Share capital	0.5	0.5
Share premium account	269.4	268.3
Merger reserve	68.6	68.6
Own shares	(1.9)	(2.2)
Translation reserve	89.7	31.1
Hedging reserve	(0.1)	0.2
Retained earnings	300.7	289.6

Total equity attributable to the equity shareholders of the parent	726.9	656.1

*	See note 8 for details related to the measurement period adjustment to the accounting for the acquisition of BioVision.

Approved by the Board of directors and authorised for issue on 20 March 2023.

Consolidated statement of changes in equity

For the year ended 31 December 2022

	Share capital £m	Share premium account £m	Merger reserve £m	Own shares £m	Translation reserve £m	Hedging reserve £m	Retained earnings £m	Total £m
Balance as 1 January 2021	0.5	265.1	68.6	(2.4)	25.4	0.2	271.7	629.1

Profit for the year	—	—	—	—	—	—	4.4	4.4
Other comprehensive income	—	—	—	—	5.7	—	0.3	6.0

Total comprehensive income	—	—	—	—	5.7	—	4.7	10.4

Issue of ordinary shares	—	3.2	—	—	—	—	—	3.2
Own shares disposed of on exercise of share options	—	—	—	0.2	—	—	(0.2)	—
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	13.4	13.4

Balance as at 31 December 2021	0.5	268.3	68.6	(2.2)	31.1	0.2	289.6	656.1

Loss for the year	—	—	—	—	—	—	(8.5)	(8.5)
Other comprehensive income / (expense)	—	—	—	—	58.6	(0.3)	(1.8)	56.5

Total comprehensive income / (expense)	—	—	—	—	58.6	(0.3)	(10.3)	48.0

Issue of ordinary shares	—	1.1	—	—	—	—	—	1.1
Own shares disposed of on exercise of share options	—	—	—	0.3	—	—	(0.3)	—
Share-based payments inclusive of deferred tax	—	—	—	—	—	—	21.9	21.9
Purchase of own shares	—	—	—	—	—	—	(0.2)	(0.2)

Balance as at 31 December 2022	0.5	269.4	68.6	(1.9)	89.7	(0.1)	300.7	726.9

Consolidated cash flow statement

For the year ended 31 December 2022

		Note	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m
Cash generated from operations		7	36.0	72.2
Net income taxes paid			(7.3)	(9.3)

Net cash inflow from operating activities	(i)		28.7	62.9

Investing activities
Investment income			0.4	0.3
Purchase of property, plant and equipment	(i)		(16.8)	(34.5)
Purchase of intangible assets	(i)		(24.5)	(25.3)
Transfer of cash from escrow in respect of future capital expenditure	(i)		0.3	—
Purchase of investments			—	(0.1)
Reimbursement of leasehold improvement costs	(i)		—	13.2
Net cash inflow / (outflow) arising from acquisitions		8	16.2	(245.1)

Net cash outflow from investing activities			(24.4)	(291.5)

Financing activities
Principal element of lease obligations	(i)		(11.3)	(8.8)
Interest element of lease obligations	(i)		(2.1)	(1.5)
Interest paid			(3.0)	(0.7)
Proceeds on issue of shares, net of issue costs			1.1	3.2
Facility arrangement fees			—	(0.8)
Utilisation of revolving credit facility			—	120.0
Purchase of own shares			(0.2)	—

Net cash (outflow) / inflow from financing activities			(15.5)	111.4

Net decrease in cash and cash equivalents			(11.2)	(117.2)

Cash and cash equivalents at beginning of year			95.1	211.9
Effect of foreign exchange rates			5.1	0.4

Cash and cash equivalents at end of year			89.0	95.1

Free cash flow	(i)		(25.7)	6.0

(i)

Free cash flow comprises net cash generated from operating activities less net capital expenditure, transfer of cash from/(to) escrow in respect of future capital expenditure, and the principal and interest elements of lease obligations.

Notes to the consolidated financial statements

For the year ended 31 December 2022

1. Presentation of the financial statements

a) Basis of preparation

The financial information, which comprises the consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of changes in equity, consolidated cash flow statement and extracts from the notes to the financial statements for the year ended 31 December 2022 has been prepared in accordance with International Accounting Standards, in conformity with the Companies Act 2006. The financial statements incorporate the results of the Company and the entities under its control (together the ‘Group’).

The preliminary financial information has been presented in Sterling and on the historical cost basis, except for the revaluation of certain financial instruments.

The financial information does not constitute statutory accounts within the meaning of Sections 434 to 436 of the Companies Act 2006, but are derived from those accounts. Statutory accounts for 18 month period ended 31 December 2021 have been filed with the Registrar of Companies and those for the financial year ended 31 December 2022 were approved by the Board of Directors on 20 March 2023 and will be delivered in due course. The auditor has reported on those accounts, their report was unqualified and did not contain statements under Section 498 (2) or (3) of the Companies Act 2006.

b) Adjusted performance measures

Adjusted performance measures are used by the Directors and management to monitor business performance internally and exclude certain cash and non-cash items which they believe are not reflective of the normal day-to-day operating activities of the Group. The Directors believe that disclosing such non-IFRS measures enables a reader to isolate and evaluate the impact of such items on results and allows for a fuller understanding of performance from year to year. Adjusted performance measures may not be directly comparable with other similarly titled measures used by other companies. A detailed reconciliation between reported and adjusted measures is presented in note 3.

c) Going concern

The Group meets its day-to-day working capital requirements from the cash surpluses generated as a result of normal trading. In considering going concern, the Directors have reviewed the Group’s forecasts and projections, taking account of reasonably possible changes in trading performance. These show that the Group should be able to operate within the limits of its available resources.

On 7 March 2023, the Group replaced its existing RCF which was due to expire on January 31 2024. The new RCF has a term of 4 years, with the option to extend for one further year, for an amount of £300m and with no accordion option. The amount of £120m drawn down on the previous RCF was rolled forward into the new facility.

Accordingly, the directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future and at least one year from the date of approval of the financial statements. For this reason, they continue to adopt the going concern basis in preparing its consolidated financial statements.

2. Operating segments

Products and services from which reportable segments derive their revenues

The Directors consider that there is only one core business activity and there are no separately identifiable business segments which are engaged in providing individual products or services or a group of related products and services which are subject to separate risks and returns. The information reported to the Group’s Chief Executive Officer, who is considered the chief operating decision maker, for the purposes of resource allocation and assessment of performance is based wholly on the overall activities of the Group. The Group has therefore determined that it has only one reportable segment, which is ‘sales of antibodies and related products’. The Group’s revenue and assets for this one reportable segment can be determined by reference to the Group’s income statement and balance sheet.

The Group has no individual product or customer which contributes more than 10% of its revenues.

Geographical information

Revenues are attributed to regions based primarily on customers’ location. The Group’s revenue from external customers and information about its non-current segment assets (excluding deferred tax) is set out below:

	Revenue		Non-current assets
	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m	As at 31 December 2022 £m	As at 31 December 2021 £m
The Americas	162.5	130.4	483.7	464.3
EMEA	90.1	84.3	237.0	231.8
China	62.9	58.2	8.0	8.6
Japan	17.9	18.7	0.4	0.2
Rest of Asia Pacific	28.3	23.8	60.0	59.3

	361.7	315.4	789.1	764.2

Revenue by type is shown below:

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m
Catalogue revenue	339.8	296.4
Custom products and services	6.8	5.7
IVD	6.1	6.3
Custom products and licensing	9.0	7.0

	21.9	19.0

Total reported revenue	361.7	315.4

3. Adjusted performance measures

A reconciliation of the Group’s adjusted performance measures to the reported IFRS measures is presented below:

	Year ended 31 December 2022			Year ended 31 December 2021
	Adjusted £m	Adjusting items £m	Total £m	Adjusted £m	Adjusting items £m	Total £m
Cost of sales	(88.5)	(2.7)	(91.2)	(87.7)	(3.1)	(90.8)

Gross profit	273.2	(2.7)	270.5	227.7	(3.1)	224.6
Selling, general and administrative expenses	(176.3)	(48.2)	(224.5)	(150.6)	(39.1)	(189.7)
Research and development expenses	(20.6)	(35.5)	(56.1)	(16.7)	(11.1)	(27.8)

Operating profit	76.3	(86.4)	(10.1)	60.4	(53.3)	7.1
Finance income	0.4	—	0.4	0.3	—	0.3
Finance costs	(5.9)	—	(5.9)	(2.7)	—	(2.7)

Profit / (loss) before tax	70.8	(86.4)	(15.6)	58.0	(53.3)	4.7
Tax	(13.1)	20.2	7.1	(10.8)	10.5	(0.3)

Profit / (loss) for the year attributable to equity shareholders	57.7	(66.2)	(8.5)	47.2	(42.8)	4.4

Notes to the consolidated financial statements

For the year ended 31 December 2022

Analysis of adjusting items:

		Year ended 31 December 2022 £m	Year ended 31 December 2021 £m
Amortisation of fair value adjustments	(i)	(2.7)	(3.1)

Affecting gross profit		(2.7)	(3.1)
Impairment of intangible assets and asset held for sale	(ii)	(18.3)	(1.1)
System and process improvement costs	(iii)	(6.6)	(7.0)
Acquisition costs	(iv)	—	(8.3)
Integration and reorganisation costs	(v)	(15.7)	(4.7)
Amortisation of acquisition intangibles	(vi)	(16.9)	(9.1)
Share-based payment charges	(vii)	(26.2)	(20.0)

Affecting operating profit and profit before tax		(86.4)	(53.3)

Tax effect of adjusting items		20.2	10.5

Affecting tax		20.2	10.5

Total adjusting items		(66.2)	(42.8)

(i)

Comprises amortisation of fair value adjustments relating to the acquisition of BioVision, Inc as detailed in note 8. Following the acquisition, the Group recognised a fair value uplift of £5.8m ($7.7m) to inventory carried on the Group’s balance sheet. This adjustment is being amortised over 4 months from November 2021. Such costs are included within cost of sales.

(ii)

During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range. Accordingly, these assets were classified as held for sale on the Group’s balance sheet, which included an allocation of goodwill (£1.6m). The group was not successful in locating a buyer and a decision was made by the directors, in the second half of 2022, to discontinue the group’s investment in these products and technology. As such an impairment charge of £18.3m has been recognised within R&D expenses within the income statement, with the carrying amount of the assets classified as held for sale written down to £nil. Further, associated deferred tax liabilities of £4.1m and other liabilities of £0.2m were also released to the income statement, as well as other costs associated with this decision of £0.2m. Details can be found in note 4. The impairment charge is included within research and development expenses.

During the year ended 31 December 2021 this charge comprises an impairment of internally developed technology assets relating to AxioMx, following an assessment of the work performed and costs capitalised to date. Following the review, it was concluded that as a result of changes in the scope and nature of the project to which the costs related, and the corresponding usability of historical work performed, £1.1m of internally developed technology assets were impaired. The impairment charge is included within research and development expenses.

(iii)

Comprises costs of the strategic ERP implementation which do not qualify for capitalisation and, for the year ended 31 December 2022, impairment charges of £0.7m (year ended 31 December 2021: £2.1m), as a result of a software asset developed as part of the ERP project that was no longer required. Such costs are included within selling, general and administrative expenses.

(iv)

Year ended 31 December 2021: Comprises legal and other professional fees associated with the acquisition of BioVision and other aborted acquisitions. Such costs are included within selling, general and administrative expenses.

(v)

Year ended 31 December 2022: Integration and reorganisation costs relate to the integration of the acquired BioVision business as described in note 8 of £8.6m, the accelerated depreciation of a property lease that is no longer in use of £2.9m and de-listing and other set-up costs associated with having a sole listing on Nasdaq of £4.2m. £0.1m of integration and reorganisation costs are included within research and development expenses and the remaining £15.6m is included within selling, general and administrative expenses.

Year ended 31 December 2021: Integration and reorganisation costs relate to the integration of the acquired BioVision business a(comprising mainly legal and professional fees) of £1.0m and reorganisation costs in the US and Asia Pacific, relating to the ongoing reorganisation of the Group’s property portfolio of £3.0m

(vi)

Amortisation of £14.5m (year ended 31 December 2021: £6.8m) is included within research and development expenses, with the remaining £2.4m (year ended 31 December 2021: £2.3m) included within selling, general and administrative expenses.

(vii)

Comprises share-based payment charges of £23.3m (year ended 31 December 2021: £17.9m) and employer’s tax contributions of £2.9m (year ended 31 December 2021: £2.1m) thereon for all the Group’s equity- and cash-settled schemes. Charges of £2.6m (year ended 31 December 2021: £3.1m) are included in research and development expenses, with the remaining £23.6m (year ended 31 December 2021: £16.9m) included within selling, general and administrative expenses.

Notes to the consolidated financial statements

For the year ended 31 December 2022

4. Impairment of asset held for sale

Assets held for sale and subsequently impaired:

Impairment of assets held for sale £m
Impaired assets held for sale
Goodwill	1.6
Intangible assets	15.8
Property, plant and equipment	0.5
Inventories	0.4

Assets	18.3

Trade and other payables	(0.2)
Deferred tax liabilities	(4.1)

Liabilities	(4.3)

Impairment charges impacting operating profit	18.3
Release of other liabilities	(0.2)
Other costs associated with discontinued investment	0.2

Expenses recognised within operating profit	18.3

Release of deferred tax liabilities	(4.1)

Loss recognised within the income statement	14.2

During the year ended 31 December 2022, the assets relating to Firefly BioWorks multiplex and assay technology were actively marketed, along with other assets relating to this technology and product range, which included an allocation of goodwill (£1.6m). The criteria for classification as an Asset Held for Sale under IFRS 5 was met in May 2022, when active marketing of these assets had commenced, and these assets were classified as held for sale on the group’s balance sheet.

The group was not successful in locating a buyer and a decision was made by the directors, in the second half of 2022, to discontinue the group’s investment in these products and technology. As such an impairment charge of £18.3 m has been recognised within R&D expenses within the income statement, with the carrying amount of the assets classified as held for sale written down to £nil. Further, associated deferred tax liabilities of £4.1m and other liabilities of £0.2m were also released to the income statement, as well as other costs associated with this decision of £0.2m.

5. Taxation

		Year ended 31 December 2022 £m	Year ended 31 December 2021 £m
Current tax		5.8	8.6
Deferred tax		(12.9)	(8.3)

Total income tax (credit) / charge		(7.1)	0.3

Adjusted income tax charge	(i)	13.1	10.5

(i)	Adjusted income tax charge excludes the tax effects of adjusting items which are set out in note 3.

The Group reported a net tax credit of £7.1m (year ended 31 December 2021: charge of £0.3m). The net tax charge is reduced due to the credit from the ‘patent box’ benefit in the UK, where a lower rate of tax is applied to profits on patented income. The effective tax rate on adjusted profits is 23.4% (year ended 31 December 2021: 19.7%).

The UK corporation tax rate for the year was 19.0% (31 December 2021: 19%). Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

The Finance Act 2021 increased the UK corporation tax rate to 25% with effect from 1 April 2023. This 25% rate has been applied in the deferred tax valuations based on the expected timing of when such assets and liabilities will be recovered.

Notes to the consolidated financial statements

For the year ended 31 December 2022

6. Earnings per share

The calculation of the basic and diluted EPS, shown below the income statement, is based on the following data:

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m
Earnings
Profit attributable to equity shareholders of the parent – adjusted	57.7	47.2
Adjusting items (note 3)	(66.2)	(42.8)

(Loss) / profit attributable to equity shareholders of the parent – reported	(8.5)	4.4

	Million	Million
Number of shares
Weighted average number of ordinary shares in issue	229.0	227.1
Less ordinary shares held by Equiniti Share Plan Trustees Limited	(0.3)	(0.4)

Weighted average number of ordinary shares for the purposes of basic EPS	228.7	226.7
Effect of potentially dilutive ordinary shares: Share options and awards	2.6	2.2

Weighted average number of ordinary shares for the purposes of diluted EPS	231.3	228.9

Basic EPS and adjusted EPS are calculated by dividing the earnings attributable to the equity shareholders of the parent by the weighted average number of shares outstanding during the year. Diluted EPS and adjusted EPS are calculated on the same basis as basic EPS but with a further adjustment to the weighted average number of shares outstanding to assume conversion of all potentially dilutive ordinary shares. Such potentially dilutive ordinary shares comprise share options and awards granted to employees where the exercise price is less than the average market price of the Company’s ordinary shares during the year and any unvested shares which have met, or are expected to meet, the performance conditions at the end of the year.

	Year ended 31 December 2022	Year ended 31 December 2021
Basic EPS	(3.7)p	1.9p
Diluted EPS	(3.7)p	1.9p
Adjusted basic EPS	25.2p	20.8p
Adjusted diluted EPS	24.9p	20.6p

7. Notes to the cash flow statement

	Year ended 31 December 2022 £m	Year ended 31 December 2021 £m
Operating profit for the year	(10.1)	7.1
Adjustments for:
Depreciation of property, plant and equipment	15.0	11.0
Depreciation of right of use assets	11.5	9.1
Amortisation of intangible assets	26.4	20.9
Impairment of intangible assets	1.0	3.8
Impairment of asset held for sale	18.3	—
Loss on disposal of property, plant and equipment	—	0.5
Loss on disposal of right of use asset	0.6	—
Derivative financial instruments at fair value through profit or loss	0.2	—
Research and development expenditure credit	(2.0)	(2.5)
Share-based payments charge	23.3	17.9
Unrealised currency translation losses / (gains)	(1.3)	0.4

Operating cash flows before movements in working capital	82.9	68.2
Increase in inventories	(7.4)	(6.2)
(Increase) / decrease in receivables	(33.3)	4.0
(Decrease) / increase in payables	(6.2)	6.2

Cash generated from operations	36.0	72.2

Notes to the consolidated financial statements

For the year ended 31 December 2022

8. Business Combinations

Year ended 31 December 2022

No business combinations were undertaken during the period.

During the 12 month period after the BioVision acquisition was completed, several measurement period adjustments were identified for new information obtained about facts and circumstances that existed as of the acquisition date.

Following the completion of the acquisition, Abcam successfully claimed $18m (£13.1m at the exchange rate on the date of acquisition) from the escrow account established for the purpose of the BioVision acquisition following the discovery of previously undisclosed contractual terms with a significant customer of BioVision. A reduction in consideration of $18m (£13.1m) has been recognised in relation to this, as well as a corresponding liability for exiting this contract (which had been paid during the 12 months ended 31 December 2022). A deferred tax asset of $3.8m (£2.7m at the exchange rate on the date of acquisition) which has also been recognised on the opening balance sheet of BioVision in relation to this transaction.

In addition to the above, other liabilities totalling $2.0m (£1.4m at the exchange rate on the date of acquisition) were identified during the year after the acquisition was completed. The total adjustment to goodwill was $1.8m (£1.3m at the exchange rate on the date of acquisition).

As at 31 December 2021, there was a claim for a £1.1m adjustment to the consideration, which was adjustable for certain net working capital balances for which an estimate had been provided at the acquisition completion date. This was recognised as a receivable on the Group’s consolidated balance sheet as at 31 December 2021 and the claim was resolved and the cash for this was received during the 12 months ended 31 December 2022.

Year ended 31 December 2021

On 26 October 2021, Abcam US Group Holdings Inc., a subsidiary of Abcam Plc, acquired 100% of the issued share capital of NKY Biotech US, Inc. from Boai NKY Biotech Co. Ltd for initial total cash consideration of $349.9m (£253.8m) and acquisition expenses of £7.8m. NKY Biotech US, Inc. has one wholly owned subsidiary, BioVision, Inc. (collectively ‘BioVision’). BioVision is a leading provider of biochemical and cell-based assays for biological research. It also develops, produces, and sells a wide portfolio of other products including recombinant proteins, antibodies, enzymes, and biochemical compounds.

The acquisition accelerates Abcam’s strategic ambitions within the adjacent biochemical and cellular assay market and aligns with existing areas of research focus including oncology, immuno-oncology, neuroscience, and epigenetics.

The fair value of identifiable net assets acquired was as follows:

	Provisional Fair Value £’m	Adjustment £’m	Final Fair Value £’m
Non-current assets
Intangible assets	80.6	—	80.6
Property, plant and equipment	0.8	—	0.8
Right-of-use assets	1.9	—	1.9
Deferred tax asset	0.3	2.7	3.0
Current assets
Inventory	8.1	—	8.1
Trade and other receivables	3.3	—	3.3
Cash and cash equivalents	10.0	—	10.0
Current liabilities
Trade and other payables	(2.3)	(14.5)	(16.8)
Lease liabilities	(1.7)	—	(1.7)
Non-current liabilities
Deferred tax liabilities	(23.6)	—	(23.6)
Lease liabilities	(0.6)	—	(0.6)

Total identifiable net assets acquired	76.8	(11.8)	65.0
Goodwill	177.0	(1.3)	175.7

Total consideration	253.8	(13.1)	240.7

Final Fair Value £’m
Consideration
Total consideration	240.7
Adjustment for settlement of pre-existing relationship	1.4

Consideration paid in cash	242.1

Final Fair Value £’m
Net cash outflow on acquisition
Consideration paid in cash	242.1
Adjustment for settlement of pre-existing relationship	(1.4)
Acquired cash and cash equivalents	(10.0)

Net cash outflow on acquisition	230.7
Foreign exchange differences between acquisition and payment date	(2.0)

Consideration per cash flow	228.7

Prior to acquisition, BioVision was a supplier of products to Abcam and there was a trading balance of £1.4m outstanding at the acquisition. As such, the consideration and total identifiable net assets acquired have been adjusted to reflect this pre-existing relationship, which was effectively settled upon acquisition.

The goodwill recognised is attributable to the expertise of the assembled workforce, potential new technology and products and leveraging Abcam’s global channels to market.

11. Alternative performance measures

The Group’s performance is assessed using a number of financial measures which are not defined under IFRS and are therefore non-GAAP (or alternative) performance measures. These are set out as follows:

•

Constant Exchange Rates (‘CER’) is a measure which allows management to identify the relative year-on-year performance of the business by removing the impact of currency movements which are outside of management’s control.

•

Margin percentages (which are calculated by dividing the relevant profit figure by revenue) for each of the relevant profit metrics provide management with an insight into relative year on year performance.

•

Adjusted profit measures, as described in note 1(b) to the financial information, are believed by the Directors to enable a reader to obtain a fuller understanding of underlying performance since they exclude items which are not reflective of the normal course of business. Furthermore, such measures are reflective of how performance is measured internally including targets against which compensation is determined. Adjusted profit measures are derived and reconciled to their reported IFRS equivalent on the face of the consolidated income statement as well as in note 3 to the financial information.

The key adjusted profit measure is adjusted operating profit.

Adjusting items (which are excluded to arrive at adjusted performance measures) are also described on the face of the income statement and in note 3 to the financial information.

•

Adjusted earnings per share measures are derived from adjusted profit before tax with the rationale for their use being the same as for adjusted profit metrics and are reconciled to their IFRS equivalent in note 6 to the financial information.

•

Free cash flow is defined on the face of the consolidated cash flow statement and provides management with an indication of the amount of cash available for discretionary investing or financing after removing capital related items.

Notes to the consolidated financial statements

For the year ended 31 December 2022

12. Post balance sheet events

On 7 March 2023, the Group replaced its existing RCF which was due to expire on January 31 2024 with a new RCF for an amount of £300m.

In February 2019, the Group entered into an RCF with a syndicate of banks for £200m with an additional £100m accordion option. The Group drew down £120m on the RCF to fund the BioVision acquisition in October 2021, and the RCF remained drawn in this amount as of December 31, 2022.

The new RCF has a term of 4 years, with the option to extend for one further year, for an amount of £300m and with no accordion option. The amount of £120m drawn down on the previous RCF was rolled forward into the new facility.

Borrowings under both the existing facility and the new facility are unsecured but are guaranteed by certain of our material subsidiary companies.